FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending April 03, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --





Issued - Monday 3 April 2006



GlaxoSmithKline Receives Positive Data and Halts Enrolment in Phase iii Trial of Tykerb(R) (Lapatinib) in Advanced Breast Cancer


            First Regulatory Filings now Planned for 2nd Half of 2006



Based on the unanimous recommendation of an Independent Data Monitoring Committee (IDMC), GlaxoSmithKline (GSK) announced today that it has halted enrolment in its Phase III clinical trial evaluating the combination of Tykerb (lapatinib ditosylate) and capecitabine (Xeloda(R)) versus capecitabine alone. The trial evaluated women with refractory advanced or metastatic breast cancer who have documented ErbB2 (HER2) overexpression and whose disease progressed following treatment with trastuzumab (Herceptin(R)) as well as other cancer therapies. A pre-planned interim analysis of 321 patients in the study yielded statistically significant results, exceeding the primary endpoint.


According to the study protocol, the pre-planned interim analysis was reviewed by the IDMC, which is comprised of medical oncology experts and a statistician. The IDMC unanimously recommended halting enrolment in the study because it exceeded its primary endpoint of time to disease progression, or TTP, for women receiving the combination of Tykerb and capecitabine. The IDMC made their recommendation based on pre-specified stopping rules outlined in their charter. All women currently enrolled in the trial will continue to be followed and those who are receiving capecitabine alone will be offered the option of switching to the combination therapy of capecitabine and Tykerb in consultation with their physician.


"We are extremely encouraged by these data which suggest that Tykerb may offer significant benefit as an oral medication in combination with chemotherapy for patients with advanced or metastatic ErbB2 positive breast cancer, and whose disease has progressed on previous treatment regimens, including Herceptin," said Paolo Paoletti, M.D., Senior Vice President of the Oncology Medicine Development Center, at GSK. "On the basis of this and other data we now plan to file in the US and Europe during the second half of 2006."


The Phase III trial (EGF100151) is an international, multicentre, randomised, open-label study to evaluate and compare TTP in patients with documented ErbB2
(HER2) overexpressing refractory advanced or metastatic breast cancer treated with Tykerb in combination with capecitabine versus capecitabine alone. The primary endpoint of the study was to detect a 50 percent increase in TTP in the combination arm compared with the capecitabine alone arm. 392 patients have been enrolled in the study of which 321 were included in the analysis (160 in the combination arm and 161 in the monotherapy arm). The most common drug-related adverse events in the combination arm of the study were diarrhea and nausea.


Tykerb is an experimental drug that does not have regulatory approval in any country for any use outside of clinical trials.


S M Bicknell

Company Secretary


3 April 2006


About Metastatic Breast Cancer

The World Health Organization reports that just over one million cases of breast cancer are diagnosed annually. Breast cancer is the most common non-cutaneous malignancy in women and one of the leading causes of cancer death.



Approximately 10-20 percent of newly diagnosed breast cancer patients have locally advanced and/or metastatic disease; 20 to 85 percent of patients (depending on initial stage, tumor biology, and treatment strategy) diagnosed with early breast cancer will develop recurrent and/or metastatic disease.1 The median survival time for women treated for metastatic breast cancer is two years.2



About Tykerb

Tykerb, a small molecule that is administered orally, inhibits the tyrosine kinase components of ErbB1 and ErbB2 receptors. Stimulation of ErbB1 and ErbB2 is associated with cell proliferation and with multiple processes involved in tumor progression, invasion, and metastasis. Overexpression of these receptors has been reported in a variety of human tumors and is associated with poor prognosis and reduced overall survival. GSK is using advanced technologies, including pharmacogenetics, to better define patient populations that may respond to Tykerb.



Tykerb is being developed by GSK as an orally administered therapy for breast cancer and other solid tumors.


About GlaxoSmithKline

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies is committed to improving the quality of human life by enabling people to do more, feel better, and live longer. For company information, visit GlaxoSmithKline at http://www.gsk.com.


Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2005.


Notes to editors:

Tykerb(R) (lapatinib) is also designated as GW572016.

Tycerb(R) (lapatinib) is the registered trade name of lapatinib in Europe.

Herceptin(R) is a registered trademark of Genentech, Inc. in the United States and Roche Pharmaceuticals in Europe.

Xeloda(R) is a registered trademark of Roche Pharmaceuticals.


 References:


1 C. Bernard-Marty et al. Facts and Controversies in Treatment of Systemic Metastatic Breast Cancer. The Oncologist. 2004:9:617-632.

2     ibid.



Enquiries:

UK Media enquiries:                    Philip Thomson          (020) 8047 5502
                                       Alice Hunt              (020) 8047 5502
                                       Gwenan Evans            (020) 8047 5502

US Media enquiries:                    Nancy Pekarek           (215) 751 7709
                                       Mary Anne Rhyne         (919) 483 2839
                                       Patricia Seif           (215)  751 7709

European Analyst/Investor enquiries:   Duncan Learmouth        (020) 8047 5540
                                       Anita Kidgell           (020) 8047 5542
                                       Jen Hill                (020) 8047 5543
                                       David Mawdsley          (020) 8047 5564

US Analyst/ Investor enquiries:        Frank Murdolo           (215) 751 7002
                                       Tom Curry               (215) 751 5419



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 03, 2006                                      By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc